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                               [IKON Letterhead]


                                                               January 25, 2006


Barbara C. Jacobs, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:  IKON Office Solutions, Inc.
     Registration Statement on Form S-4
     Filed on December 20, 2005
     File No. 333-130513

     Form 10-K for the year ended September 30, 2005
     File No. 1-05964

Dear Ms. Jacobs:

          This letter is in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission in your comment letter dated January 13, 2006 (the "Comment Letter") to IKON Office Solutions, Inc. (the "Company") with respect to the above-referenced Registration Statement and Form 10-K.

          The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff's comments are set forth in italics below followed by the Company's responses.

Form S-4
--------

Exchange Offer
--------------

1. We note from pages 4 and 74 that you are making the exchange offer in reliance on the position of the Commission as set forth in certain no-action letters. As such, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated. If these are not the letters you are referencing, please advise. Please be sure to submit your supplemental letter on EDGAR.

     The Company hereby confirms that it is registering the exchange offer in reliance on the Staff's position enunciated in the Exxon Capital Holdings Corporation

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                                                                               2


     (May 13, 1998), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters.

     The Company represents that it has not entered into any arrangement or understanding with any person to distribute the exchange notes and, to the best of the Company's knowledge and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes. The Company further represents that no broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the exchange notes.

     The Company has stated on page 74 of the initial filing on Form S-4 that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for such original notes pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such exchange notes. As noted on page 78 of the initial filing on Form S-4, the Company has included in the letter of transmittal (filed as Exhibit 99.1 to the initial filing on Form S-4), and will include in the final documentation, a provision indicating that if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of the exchange notes received in respect of such original notes pursuant to the exchange offer.

Risk Factors
------------

"If we fail to maintain an effective system of internal control over financial
------------------------------------------------------------------------------
reporting ..."
--------------

2. Please revise the subheading to state unambiguously that your internal control over financial reporting is ineffective.

     We intend to revise the subheading in response to the Staff's comments to read in its entirety as set forth below:

     "Our system of internal control over financial reporting is currently ineffective due to a material weakness in our billing processes. If we fail to remediate this material weakness or any material weaknesses we may discover in the future, we may not be able to accurately report our financial results or prevent fraud. As a result, our business, brand and operating results could be harmed or we could fail to meet our reporting obligations."

Forms S-4 and 10-K for the year ended September 30, 2005
--------------------------------------------------------

Disclosure Controls and Procedures
----------------------------------
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                                                                               3


3. We note that you have identified a material weakness in your internal control over financial reporting and concluded that your disclosure controls and procedures were ineffective as of September 30, 2005. Please amend the filings to state when the material weakness was first identified and by whom.

     We respectfully submit that the requested information has been disclosed by the Company in prior Exchange Act filings; specifically, in the Company's Form 8-Ks filed on April 21, 2005 and April 28, 2005 and Item 9A of the Form 10-K/A for the year ended September 30, 2004, filed on July 8, 2005. Based on this prior disclosure, we respectfully submit that an amendment of the Form 10-K for the year ended September 30, 2005 is not necessary to provide this information to the public. In addition, we will amend our Form S-4 to include the following summary, which is intended to state when the material weakness was identified and by whom:

     "During an analysis of aged trade receivables conducted during the quarter ended March 31, 2005, and in connection with performing self-assessment and testing of its internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the Company identified deficiencies in the processes and timeliness by which it issues and adjusts certain invoices (the "Billing Matter"). Further assessment of these deficiencies led the Audit Committee of the Board of Directors of the Company to conclude on April 26, 2005 that the Company was required to restate its previously issued financial statements included in the Company's Form 10-K for the year ended September 30, 2004 and Form 10-Q for the quarter ended December 31, 2004 (the "Restatement"). In connection with the Restatement, management, including our Chief Executive Officer and Chief Financial Officer, determined that the Billing Matter constituted a material weakness in internal control over financial reporting."

4. You indicate that you have undertaken "several initiatives to remediate the material weakness ... including" the specific initiatives you list on page
     95. Please clarify whether the initiatives listed constitute all of the initiatives you plan to take to remedy the material weakness. If you believe you will adopt remedial measures in addition to any steps taken to date, please clarify this. To the extent you have established a more specific timeline than fiscal 2006 for implementing specific recommendations, this information should be disclosed. Furthermore, to the extent that the remedial efforts involve material costs to the company, please disclose this as well.

     We have attached a draft of the Item 4 disclosure that we intend to include in the Company's quarterly report on Form 10-Q for the quarter ended December 31, 2005 (expected to be filed during the first week of February) in response to the Staff's comments to include additional information regarding our initiatives and the progress thereof. We intend to include substantially similar disclosure in the Controls and Procedures section of Amendment No. 1 to the Form S-4. We respectfully inform the Staff that the costs of the remedial efforts are at this time not material to the Company, and are not expected to be material.
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                                                                               4


     In light of the additional disclosure to be included in the soon-to-be-filed Form 10-Q for the quarter ended December 31, 2005, we respectfully submit that an amendment of the Form 10-K for the year ended September 30, 2005 is not necessary to provide this information to the public.

5. The disclosure relating to changes in internal control over financial reporting on page 97 does not conform to the disclosure requirements of
     Item 308(c) of Regulation S-K. It appears from your disclosure regarding the initiatives taken to address the material weakness that there were material changes to your internal control over financial reporting during your fourth fiscal quarter. Please state unambiguously, if true, that there were changes and specify what measures were taken during that quarter. With regard to the control deficiencies related to inadequate segregation of incompatible duties and ineffective controls over access to programs and data, you state that you have implemented controls to "compensate" for those deficiencies. If the remedial measures were taken during the fourth fiscal quarter, please clearly describe what measures were taken during that quarter and clarify whether management believes the deficiency has been fully addressed and no longer exists.

     We have attached a draft of the Item 4 disclosure that we intend to include in the Company's quarterly report on Form 10-Q for the quarter ended December 31, 2005 (expected to be filed during the first week of February) in response to the Staff's comments to include additional information regarding our initiatives and the progress thereof. We intend to include substantially similar disclosure in the Controls and Procedures section of Amendment No. 1 to the Form S-4.

     In light of the additional disclosure to be included in the soon-to-be-filed Form 10-Q for the quarter ended December 31, 2005, we respectfully submit that an amendment of the Form 10-K for the year ended September 30, 2005 is not necessary to provide this information to the public.
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                                                                               5

     We expect to file our Form 10-Q for the quarter ended December 31, 2005 during the first week of February and would like to include disclosure responsive to the Staff's comments in that filing and a concurrently filed Amendment No. 1 to the Form S-4. We hope that we can work together so that we can achieve this timetable. Thank you for your cooperation.

     Please call our attorneys at Cravath, Swaine & Moore LLP -- specifically Andrew J. Pitts at (212) 474-1620 or Sarah S. Jones at (212) 474-1365 -- if you have any questions regarding this submission.

                                                       Very truly yours,


                                                       /s/ Mark A. Hershey, Esq.
                                                       -------------------------


cc: (w/encl.)

Maryse Mills-Apenteng, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Andrew J. Pitts, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
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                                                                      ATTACHMENT
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ITEM 4. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities and Exchange Act of 1934 as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2005 pursuant to Rule 13a-15(b) under the Exchange Act. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures that, by their nature, can provide only reasonable assurance regarding management's control objectives. Management does not expect that its disclosure controls and procedures will prevent all errors and fraud. A control system, irrespective of how well it is designed and operated, can only provide reasonable assurance, and cannot guarantee that it will succeed in its stated objectives.

     Based on their evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures were not effective at the reasonable assurance level because of the material weakness described below. Notwithstanding the material weakness described herein, management believes that the unaudited interim consolidated financial statements included in this report fairly present, in all material respects, the Company's financial condition, results of operations and cash flows for all periods presented.

MATERIAL WEAKNESS IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management, including our Chief Executive Officer and Chief Financial Officer, identified the following control deficiencies, which in the aggregate, constitute a material weakness in the Company's internal control over financial reporting as of December 31, 2005.

     The Company did not maintain effective controls over the accuracy and validity of service and equipment revenue and the related accounts receivable and deferred revenue. Specifically, the Company's controls over (i) the timely issuance of invoice adjustments, (ii) the initiation of customer master records and contracts to ensure consistent billing of periodic charges, (iii) the collection of accurate meter readings from equipment to ensure the accurate generation of customer invoices and (iv) the segregation of incompatible duties within the billing function were deficient. These control deficiencies resulted in the restatement of the Company's interim consolidated financial statements for the quarter ended December 31, 2004 and the annual consolidated financial statements for the years ended September 30, 2004, 2003 and 2002 to correct revenue, accounts receivable, deferred revenue and the related income tax provision. Additionally, these control deficiencies could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management, including our Chief Executive Officer and Chief Financial Officer, has determined that these control deficiencies, in the aggregate, constitute a material weakness as of December 31, 2005.

MANAGEMENT'S REMEDIATION INITIATIVES

     We have a complex billing process that is performed in several locations using multiple billing platforms. The process requires the proper initiation of a customer master record and contract to ensure
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                                                                               7


consistent billing of periodic charges. Additionally, our collection of accurate meter readings from equipment at customer locations is critical in order to ensure the generation of accurate bills for our customers.

     During fiscal 2005, we undertook numerous initiatives to remediate the material weakness. The material initiatives we undertook in the fourth quarter of fiscal 2005 are as follows:

- realigning responsibilities to ensure direct accountability for all customer billing;

- synchronizing service contract initialization and termination with equipment installation and removal;

- creating a quality assurance function to test contract set-up and termination;

- improving our meter reading collection process and reducing reliance on meter estimates; and

- standardizing our issue resolution process across all IKON locations in North America.

     We continued to make progress on these ongoing initiatives during the first quarter of fiscal 2006. The material initiatives we undertook in the first quarter of fiscal 2006 are as follows:

- establishing a service billing organization structure and appointing a vice president of service billing operations;

- conducting tests of contract set-up procedures at each of our North American billing centers;

- using actual service billing data from our service provider in lieu of estimated amounts; and

- initializing a pilot program designed to assess the accuracy of estimated meter reads.

     In addition, during the first quarter of fiscal 2006, we began to refocus on our conversion to one platform comprised of a common enterprise resource planning system, primarily based on the Oracle E-Business Suite, which we expect will further remediate the material weakness in billing described above.

     As of December 31, 2005, our remediation efforts related to the material weakness described above were not complete and we have not yet determined what further initiatives may be undertaken or when in the future we believe our efforts to remediate the material weakness will be completed; however, we will continue to focus on these initiatives and develop new measures with the goal of ultimately resolving and remediating our material weakness in a timely manner. The costs of our remediation efforts are not material to the Company, and are not expected to be material.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     We previously reported that we had taken steps to remediate certain control deficiencies related to inadequate segregation of incompatible duties and ineffective controls over access to programs and data. Specifically, certain of the Company's personnel had unrestricted access to various financial application programs and data. During fiscal 2005, we began to review and evaluate employee access capabilities and their respective corresponding job responsibilities in an effort to identify and eliminate incompatible duties. Significant progress was made in the fourth quarter of fiscal 2005 with respect to these initiatives, which were designed to compensate for the deficiencies that resulted from duties that were not segregated. Although these deficiencies did not rise to the level of a material weakness, we continued to identify and eliminate incompatible duties during the first quarter of fiscal 2006. In addition, during the first quarter of fiscal 2006, we began to refocus on our conversion to one platform comprised of a common enterprise resource planning system, primarily based on the Oracle E-Business Suite. We believe the controls described above adequately compensate for these deficiencies as of December 31, 2005, except as relates to the material weakness described above.

     Other than the changes in the first quarter of fiscal 2006 discussed in this Item 4, there were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2005 or the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.